Finnest, Inc.
Balance Sheet
(Unaudited)

		December 31, 2017
ASSETS		
Cash	$	2,198
Deposits		2,850
Total current assets		5,048
Total assets	$	5,048
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	1,634
Total current liabilities		1,634
Commitments and contingencies		-
Common stock, par value $0.00001; 10,000,000 shares authorized, 2,075,000 issued and outstanding		21
Paid-in-capital		7,345
Retained deficit		(3,952)
Total shareholders' equity		3,414
Total liabilities and shareholders' equity	$	5,048